SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------
                                SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 4) 1

                     Kurzweil Applied Intelligence, Inc.
                             (Name of issuer)

                   Common Stock, par value $0.01 per share
                       (Title of class of securities)

                                  816314108
                               (CUSIP Number)

                              Martin S. Wagner
                             Assistant Secretary
                              Xerox Corporation
                             800 Long Ridge Road
                                P.O. Box 1600
                      Stamford, Connecticut 06904-1600
                               (203) 968-3000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                July 31, 1996
       (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- -----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                (Page 1 of 10)

CUSIP No. 501321103
________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     Xerox Corporation    I.R.S. Identification Number 16-0468020
________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  / /     (b)  /X/
________________________________________________________________________
(3)  SEC USE ONLY
________________________________________________________________________
(4)  Source Of Funds (SEE INSTRUCTIONS)
     Not applicable
________________________________________________________________________
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
________________________________________________________________________
                    (7)  SOLE VOTING POWER
                         None
                         _______________________________________________
Number of Shares    (8)  SHARED VOTING POWER
Beneficially             876,930 shares of Common Stock
Owned by Each            _______________________________________________
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With              None
                         _______________________________________________
                    (10) Shared Dispositive Power
                         876,930 shares of Common Stock
________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,930 shares of Common Stock
________________________________________________________________________
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /
________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 9.6% (See Item 5 hereof)
________________________________________________________________________
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
________________________________________________________________________














                                (Page 2 of 10)

                           INTRODUCTORY STATEMENT

     This Amendment No. 4 amends and restates the Schedule 13D filed on September 2, 1993, as amended by Amendment Nos. 1, 2 and 3 thereto filed on June 28, 1995, August 21, 1995 and July 31, 1996, respectively (such Schedule 13D, as amended by Amendment Nos. 1, 2 and 3, "Schedule 13D"), by Xerox (as defined in Item 2 below), relating to the Common Stock (as defined in Item 1 below) of Kurzweil (as defined in Item 1 below). This Amendment No. 4 is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, and Rule 13d-2 promulgated thereunder, to disclose the decrease in the percentage of Common Stock beneficially owned by Xerox as a result of the issuance on July 31, 1996 by Kurzweil of an additional 927,500 shares of Common Stock in a private placement, as reported by Kurzweil, and to restate the entire text of Schedule 13D previously filed in a paper format, pursuant to Rule 101 Regulation S-T.

ITEM 1.  SECURITY AND ISSUER

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Kurzweil Applied Intelligence, Inc. ("Kurzweil"). Kurzweil's principal executive offices are located at 411 Waverley Oaks Road, Waltham, Massachusetts 02154.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is being filed by Xerox Corporation, a New York corporation ("Xerox"), with its principal executive offices located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Xerox is The Document Company and a leader in the global document market, providing document services that enhance productivity.

     Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such
director.   The name of the organization in which the present principal occupation of each director is conducted appears in the business address of such director set forth next to such director's present principal occupation. Unless otherwise noted, the address below is that of the organization in which each director's present principal occupation is conducted, which is also the business address of such director.

DIRECTOR'S NAME   PRESENT PRINCIPAL OCCUPATION   ADDRESS
- ---------------   ----------------------------   -------

Paul A. Allaire   Chairman of the Board and      Xerox Corporation
                  Chief Executive Officer,       800 Long Ridge Road
                  Chairman of the Executive      P.O. Box 1600
                  Committee                      Stamford, CT 06904-1600

B.R. Inman        Investor                       Suite 500
                                                 701 Brazos Street
                                                 Austin, TX 78701
                                                 (mailing address)
                                (Page 3 of 10)

Antonia Ax:son    Chairman                       Axel Johnson AB
Johnson                                          P.O. Box 26008 - Villagatan
                                                 Stockholm S-100 41, Sweden

Vernon E.         Partner                        Akin, Gump, Strauss, Hauer &
Jordan, Jr.                                      Feld, L.L.P.
                                                 1333 New Hampshire Ave, N.W.
                                                 Suite 400
                                                 Washington, D.C. 20036

Yotaro Kobayashi  Chairman and Chief             Fuji Xerox Co., Ltd.
                  Executive Officer              2-17-22 Akasaka, Minato-ku
                                                 Tokyo 107, Japan

Hilmar Kopper     Spokesman of the Board         Deutsche Bank AG
                  of Managing Directors          Taunusanlage 12
                                                 Frankfurt 60262, Germany

Ralph S. Larsen   Chairman and Chief             Johnson & Johnson
                  Executive Officer              One Johnson & Johnson Plaza
                                                 New Brunswick, NJ 08933

John D. Macomber  Principal                      JDM Investment Group
                                                 2806 N Street, N.W.
                                                 Washington, D.C. 20007

George J.         Special Counsel                Verner, Liipfert, Bernhard,
Mitchell                                         McPherson and Hand, Chartered
                                                 901 15th Street, N.W.,
                                                 Suite 700
                                                 Wahington, D.C. 20005

N.J. Nicholas,    Investor                       15 West 53rd Street, #34F
Jr.                                              New York, NY 10019
                                                 (mailing address)

John E. Pepper    Chairman of the Board and      Procter & Gamble Company
                  Chief Executive Officer        One Procter & Gamble Plaza
                                                 Cincinnati, OH 45202

Martha R. Seger   Distinguished Visiting         Martha R. Seger Financial
                  Professor of Finance,          Group, Inc.
                  Central Michigan University    220 Park Avenue
                                                 Birmingham, MI 48009
                                                 (mailing address)

Thomas C.         Partner, William Blair         William Blair Venture
Theobald          Capital Management             Partners
                                                 Suite 3300
                                                 222 West Adams Street
                                                 Chicago, IL 60606-5312
                                                 (mailing address)

     Each of the directors named above (other than Antonia Ax:son Johnson, Yotaro Kobayashi and Hilmar Kopper) is a United States citizen. Antonia Ax:son Johnson is a citizen of Sweden, Yotaro Kobayashi a citizen of Japan, and Hilmar Kopper a citizen of Germany.

                                (Page 4 of 10)

     Set forth below is the name and title of each executive officer of Xerox:

OFFICER'S NAME           TITLE
- --------------           -----

Paul A. Allaire          Chairman of the Board and Chief Executive Officer,
                         Chairman of the Executive Committee of the Board
William F. Buehler       Executive Vice President and Chief Staff Officer
A. Barry Rand            Executive Vice President
Barry D. Romeril         Executive Vice President and Chief Financial Officer
Stuart B. Ross           Executive Vice President
Allan E. Dugan           Senior Vice President
John A. Lopiano          Senior Vice President
Julius L. Marcus         Senior Vice President
Mark B. Myers            Senior Vice President
David R. Myerscough      Senior Vice President
Richard S. Paul          Senior Vice President and General Counsel
Brian E. Stern           Senior Vice President
Patricia C. Barron       Vice President
Richard S. Barton        Vice President
John Seely Brown         Vice President and Chief Scientist
Ronald B. Campbell, Jr.  Vice President
David T. Erwin           Vice President
J. Michael Farren        Vice President
Eunice M. Filter         Vice President, Treasurer and Secretary
Phillip D. Fishbach      Vice President and Controller
Anshoo S. Gupta          Vice President
Maurice F. Holmes        Vice President
Charles P. Holt          Vice President
James H. Lesko           Vice President
Roger E. Levien          Vice President
Patrick J. Martin        Vice President
Alan R. Monahan          Vice President
Hector J. Motroni        Vice President
Anne M. Mulcahy          Vice President
Colin J. O'Brien         Vice President
Russell Y. Okasako       Vice President
Carlos Pascual           Vice President
Norman E. Rickard, Jr.   Vice President
Ronald E. Rider          Vice President
Patricia M. Wallington   Vice President

     The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, the principal executive offices of which are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Barry D. Romeril and Carlos Pascual) is a United States citizen. Barry D. Romeril is a citizen of Great Britain, and Carlos Pascual is a citizen of Spain.

     During the past five years, neither Xerox nor, to its knowledge, any of its directors or executive officers named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

                                (Page 5 of 10)

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The Common Stock of Kurzweil was registered pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the initial public offering and sale on August 24, 1993 (the "Closing Date") by Kurzweil and certain selling shareholders identified in the Prospectus referred to below of an aggregate of 2,100,000 shares of Common Stock (the "IPO") pursuant to the prospectus dated August 17, 1993 of Kurzweil (the "Prospectus"). A copy of the Prospectus is filed as Exhibit (1) hereto and incorporated herein by reference.

     Immediately prior to the closing of the IPO and on the Closing Date, Xerox owned (i) an aggregate of 6,178,407 shares of Series B Convertible Preferred Stock of Kurzweil (the "Series B Preferred"), (ii) a warrant to purchase 621,592 shares of Series B Preferred (which expired on January 1, 1996 pursuant to its terms) and (iii) warrants to purchase an aggregate of 53,143 shares of Common Stock with an exercise price of $7.00 per share (the "Warrants"). Shares of Series B Preferred are convertible into shares of Common Stock at the ratio of 15 to 2. For the description of the transactions by which Xerox acquired the Series B Preferred and the Warrants, reference is hereby made to Item 6 hereof which is incorporated herein by reference. In addition, copies of the Warrants are filed as Exhibits (3) and (4) hereto, respectively, and incorporated herein by reference.

     As part of the transactions contemplated by the IPO, effective as of the Closing Date, all shares of Series B Preferred were converted into shares of Common Stock. Thus, effective as of the Closing Date, all 6,178,407 shares of Series B Preferred previously owned by Xerox were converted into 823,787 shares of Common Stock. In addition to the 823,787 shares of Common Stock, Xerox may be deemed to beneficially own an additional 53,143 shares of Common Stock by virtue of its ownership of the Warrants. Consequently, for purposes of Schedule 13D under the Exchange Act, Xerox may be deemed to beneficially own an aggregate of 876,930 shares of Common Stock.

     Pursuant to the terms thereof, none of the Warrants may be sold, pledged, distributed, offered for sale, transferred or otherwise disposed of in any manner, without the express written consent of Kurzweil.

     Xerox has made no payments for the conversion of Series B Preferred into Common Stock and, should it elect to exercise any of the Warrants, Xerox does not expect to make any payments, other than the payment of the exercise price, in connection with exercise thereof. At present, no decision has been made as to the source of funds from which the payment of the exercise price of the Warrants is to be made should Xerox elect to exercise such Warrants.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

                                (Page 6 of 10)

     As stated in Item 3 above, as a result of the IPO and as part of the transactions contemplated thereby, all 6,178,407 shares of Series B Preferred previously owned by Xerox were converted into 823,787 shares of Common Stock as of the Closing Date. In addition, by virtue of its ownership of the Warrants, Xerox may be deemed to beneficially own additional 53,143 shares of Common Stock. The acquisition of the Common Stock and the Warrants has been made for investment purposes only.

     (a) - (j) Xerox does not have any plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of
Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As stated in Item 3 above, Xerox beneficially owns an aggregate of 876,930 shares of Common Stock, of which 53,143 shares are represented by the Warrants. Xerox has been informed that on July 31, 1996 Kurzweil issued an additional 927,500 shares of Common Stock in a private placement, increasing its total issued and outstanding shares of Common Stock to 9,091,060 for purposes of Schedule 13D as of such date. Accordingly, as of July 31, 1996, Xerox' beneficial ownership represents approximately 9.6% of the total issued and outstanding shares of Common Stock.

     To Xerox' knowledge, none of its directors and executive officers named in Item 2 hereof beneficially owns any shares of Common Stock.

     (b) As stated in Item 6 below, pursuant to the HBP Management Agreement referred to therein, Xerox has granted to HBP (as defined in Item 6 below) power to vote or direct the vote of and to dispose or direct the disposition of Common Stock owned by Xerox and to be acquired by Xerox upon exercise of the Warrants.

     To Xerox' knowledge, none of its directors and executive officers named in Item 2 above has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

     (c)  Except as otherwise described herein, including, without limitation,
Item 6 hereof, neither Xerox nor, to its knowledge, any of its directors and executive officers named in Item 2 above has effected any transaction in shares of Common Stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Between April 25, 1990 and June 28, 1990, Kurzweil issued non-interest bearing Demand Notes in the aggregate principal amount of $500,000 to Xerox. These notes were repaid on August 10, 1990 from the proceeds of a bank loan to Kurzweil in the amount of $1,000,000, the repayment of one-half of which bank loan was guaranteed by Xerox (the "1990 Loan Guarantee"). The 1990 Loan

                                (Page 7 of 10)

Guarantee was extended by agreements dated February 6, 1991 and May 24, 1991 (the "1991 Guarantee Extensions"). The guarantee terminated as of the refinancing of Kurzweil's line of credit on February 4, 1992. Reference is hereby made to the 1990 Loan Guarantee and the 1991 Guarantee Extensions, copies of which are filed as Exhibits (5) and (6) hereto, respectively, and incorporated herein by reference.

     On August 10, 1990, Kurzweil issued a non-interest bearing Demand Promissory Note to Xerox in the principal amount of $300,000 (the "1990 Note"), and on August 23, 1991, Kurzweil issued a non-interest bearing Demand Promissory Note to Xerox in the principal amount of $200,000 (the "1991 Note"). Reference is hereby made to the 1990 and 1991 Notes, copies of which are filed as Exhibits (7) and (8) hereto, respectively, and incorporated herein by reference.

     Between October 11, 1990 and February 28, 1991, and between September 15, 1991 and February 11, 1992, Kurzweil sold to Xerox an aggregate of 1,916,666 shares of Series B Preferred at a purchase price of $.60 per share ($4.50 Common Stock equivalent price). As a part of such financing, the 1990 and 1991 Notes were satisfied by the issuance of shares of Series B Preferred for the principal amount of such Notes. Pursuant to the terms of such financing, each share of Series B Preferred purchased by Xerox entitled Xerox to exchange one share of Series A Convertible Preferred Stock of Kurzweil (the "Series A Preferred") held by Xerox for an additional share of Series B Preferred.
Xerox exchanged an aggregate of 833,333 shares of Series A Preferred for an equal number of shares of Series B Preferred.

     In connection with the 1990 and 1991 Notes and the 1990 Loan Guarantee, Xerox received, for each $1.00 it committed, exchange rights to obtain 2.25 shares of Series B Preferred for an equivalent number of shares of Series A Preferred. In addition, in connection with the 1990 Note and the 1990 Guarantee Extensions, Xerox was given additional exchange rights to obtain shares of Series B Preferred for shares of Series A Preferred at a rate of
2.25 shares for each $1.00 it committed. In the aggregate, Xerox received 3,428,408 shares of Series B Preferred in exchange for an equal number of Series A Preferred, and on September 10, 1991 received a warrant to purchase a total of 621,592 shares of Series B Preferred. As stated in Item 3 above, said warrant expired on January 1, 1996 pursuant to its terms.

     During the period from December 1992 and June 1993, Kurzweil issued to Xerox Subordinated Bridge Notes in the aggregate principal amount of $620,000 (the "Subordinated Bridge Notes") and Warrants to purchase an aggregate of 53,143 shares of Common Stock, subject to adjustment. All of the Subordinated Bridge Notes were repaid on August 27, 1993. Reference is hereby made to the Subordinated Bridge Notes, copies of which are filed as Exhibits (9)(a) through (9)(d) hereto and incorporated herein by reference. The Warrants are exercisable in whole or in part, at any time and from time to time at an exercise price of $7.00 per share, on or before December 20, 1997 (with respect to the Warrants to purchase 15,714 shares of Common Stock), on or before February 11, 1998 (with respect to the Warrants to purchase 6,429 shares of Common Stock) and on or before May 27, 1998 (with respect to the Warrants to purchase 20,500 shares of Common Stock). As stated in Item 3 above, pursuant to the terms thereof, none of the Warrants may be sold, pledged, distributed, offered for sale, transferred or otherwise disposed of in any manner, without the express written consent of Kurzweil. Reference is hereby made to the Warrants, copies of which are filed as Exhibits (4)(a) through (4)(d) hereto and incorporated herein by reference.

                                (Page 8 of 10)

     The source of funds for all loans made by Xerox to Kurzweil and all purchases by Xerox of the Series B Preferred and the Warrants was the working capital of Xerox.

     Reference is hereby made to the Prospectus, including, without limitation, the "Business", "Certain Transactions" and "Underwriting" sections thereof (pages 24 through 40, 48 and 49, and 54 and 55 of the Prospectus, respectively), which are incorporated herein by reference.

     To Xerox' knowledge, none of the directors or executive officers named in
Item 2 hereof has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Kurzweil, including, but not limited to, those enumerated in Item 6 of this
Schedule 13D.

     Effective on July 1, 1995, Xerox and Horsley Bridge Partners, Inc., a Delaware corporation ("HBP"), entered into an Asset Management Agreement (the "HBP Management Agreement"), pursuant to which Xerox appointed HBP to act as investment manager with respect to all securities issued by Kurzweil, including the Common Stock and the Warrants, which are owned by Xerox. Pursuant to the HBP Management Agreement, HBP has power to vote or direct the vote of and to dispose or direct the disposition of Common Stock owned by Xerox and to be acquired by Xerox upon exercise of the Warrants. For a description of the terms and provisions of the HBP Management Agreement, reference is hereby made to the HBP Management Agreement, a copy of which is filed as Exhibit (11) hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION
- -----------  -----------

    (1)      Prospectus dated April 17, 1993 of Kurzweil. *

    (2)      [INTENTIONALLY OMITTED]

    (3)      [INTENTIONALLY OMITTED]

    (4)(a) Common Stock Purchase Warrant to purchase 15,714 shares of Common Stock of Kurzweil, dated December 21, 1992 and issued to Xerox. *

    (4)(b) Common Stock Purchase Warrant to purchase 6,429 shares of Common Stock of Kurzweil, dated February 12, 1993 and issued to Xerox. *

    (4)(c) Common Stock Purchase Warrant to purchase 10,500 shares of Common Stock of Kurzweil, dated March 9, 1993 and issued to Xerox. *

    (4)(d) Common Stock Purchase Warrant to purchase 20,500 shares of Common Stock of Kurzweil, dated May 28, 1993 and issued to Xerox. *

    (5) Letter agreement dated April 19, 1990, between Xerox and Kurzweil, pursuant to which Xerox agreed to guaranty and/or collateralize up to $1,200,000 bank or other debt financing to Kurzweil. *




                                (Page 9 of 10)

    (6)(a) Letter Agreement dated February 6, 1991, among Xerox, Phemus Corporation and Kurzweil, relating to a guarantee of each of Xerox and Phemus Corporation of that certain loan in the principal amount of $1,000,000 to Kurzweil by Silicon Valley Bank. *

    (6)(b) Letter Agreement dated May 24, 1991, among Xerox, Phemus Corporation and Kurzweil, relating to a guarantee of each of Xerox and Phemus Corporation of that certain loan in the principal amount of $1,000,000 to Kurzweil by Silicon Valley Bank. *

    (7) Demand Promissory Note dated August 10, 1990 made by Kurzweil and payable to the order of Xerox in the principal amount of $300,000. *

    (8) Demand Promissory Note dated August 23, 1993 made by Kurzweil and payable to the order of Xerox in the principal amount of $200,000. *

    (9)(a) Bridge Subordinated Note dated December 21, 1992 made by Kurzweil and payable to Xerox in the principal amount of $220,000. *

    (9)(b) Bridge Subordinated Note dated February 12, 1993 made by Kurzweil and payable to Xerox in the principal amount of $90,000. *

    (9)(c) Bridge Subordinated Note dated March 9, 1993 made by Kurzweil and payable to Xerox in the principal amount of $105,000. *

    (9)(d) Bridge Subordinated Note dated May 28, 1993 made by Kurzweil and payable to Xerox in the principal amount of $205,000. *

    (10)     [INTENTIONALLY OMITTED]

    (11) Asset Management Agreement dated as of July 1, 1995 between Xerox and HPB. **

- -------------------------

* Filed in a paper format as exhibits to the initial statement on Schedule 13D filed on September 2, 1993

** Filed in a paper format as Exhibit (11) to Amendment 2 to Schedule 13D filed on July 31, 1996

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 1996                      XEROX CORPORATION

                                    By: /s/ Martin S. Wagner
                                        ---------------------
                                        Assistant Secretary


                                (Page 10 of 10)